Rec'd 11/1/06 BB

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SECUR[barcode]IISSION

06051085

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV - 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

X

Report of Independent Auditors

To the Stockholder and Board of Directors of
Royal Alliance Associates, Inc.:

We have audited the accompanying statement of financial condition of Royal Alliance Associates, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 1, 2006

Royal Alliance Associates, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2005

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	40,115
Cash segregated under federal and other regulations		856
Receivables from investment advisors		3,967
Receivables from broker-dealers and clearing organizations		16,657
Securities owned, at market value		4,333
Securities pledged to insurance company, at market value		1,519
Notes and accounts receivable from registered representatives		11,390
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $7,174		2,001
Prepaid expenses and other assets		957
Goodwill		8,586
Intangible assets, less accumulated amortization of $659		1,022
Deferred taxes		23,204
Total assets	$	114,607
Liabilities and Stockholder's Equity		
Commissions payable	$	12,347
Securities sold, not yet purchased, at market value		782
Payables to affiliates, net		81
Accounts payable and accrued expenses		14,311
Income taxes payable to Parent		7,883
Total liabilities		35,404
Commitments and contingencies (Note 10)		
Stockholder's Equity:		
Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		26,241
Retained earnings		52,952
Total stockholder's equity		79,203
Total liabilities and stockholder's equity	$	114,607

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Royal Alliance Associates, Inc. (the "Company") is a direct subsidiary of Sun Royal Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of Anchor National Life Insurance Company, which is a direct subsidiary of SunAmerica Life Insurance Company, which is a direct subsidiary of AIG SunAmerica Inc. (the "Parent" or "SunAmerica"), which is a direct wholly-owned subsidiary of American International Group, Inc. ("AIG"). The Company is a member of a group of affiliated broker-dealers (the "Group"), which are owned by AIG Advisor Group, Inc. ("AIG AG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica, other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Commission Revenue and Expense

Commisions revenue and commissions expense are recorded on a trade date basis as securities transactions occur.

Sponsor Income and Related Marketing and Meeting Expense

The Company receives sponsor revenue from various mutual fund, variable annuities, investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for attendance at the Company's annual representative convention. The Company records sponsor revenue when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees

Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Securities owned, consisting primarily of corporate stocks and U. S. governmental bonds, are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent reps as part of its hiring and retention process. Reserves are established on these receivables if the rep is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

Furniture, Equipment, Leasehold Improvements and Software
Furniture, equipment, leasehold improvements and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to five years.

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value. Other intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to eight years.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to the 2005 presentation.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $856,000 as of December 31, 2005 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers and breakpoint refund reserves.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005, consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	14,955
Fees and commissions receivable		1,702
	$	16,657

5. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software consist of the following at December 31, 2005:

(in thousands of dollars)

Leasehold improvements	$	3,882
Computer equipment		4,082
Software		1,211
Total		9,175
Less accumulated depreciation and amortization		(7,174)
	$	2,001

Depreciation and amortization expense on these assets totaled approximately $1,048,000 for the year ended December 31, 2005.

6. Securities Owned and Securities Sold, Not yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2005, are summarized as follows:

(in thousands of dollars)	Owned	Sold, Not yet Purchased
Corporate debt securities	$ 424	$ 85
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	3,231	633
Debt securities issued by states of the United States and political subdivisions of the states	464	-
Corporate stocks	214	64
	$ 4,333	$ 782

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenues for the year ended December 31, 2005 includes $20,977,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expenses for the year ended December 31, 2005 included $16,139,000 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined and collected by Financial Service Corporation, an affiliate. The Company's portion of gross sponsor revenue for the year ended December 31, 2005 was $24,453,000.

AIG AG negotiates insurance policies for the Group and allocates the expense across all members of the Group. For the year ended December 31, 2005, the Company was allocated $1,093,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $6,802,000 for the year ended December 31, 2005, which is included in other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $3,365,000 for the year ended December 31, 2005, which is reflected as general and administrative expenses in the Statement of Operations.

8. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2005 are as follows:

(in thousands of dollars)

Current		
Federal	$	4,225
State and local		(464)
Total current		3,761
Deferred		
Federal		845
State and local		937
Total deferred		1,782
Total	$	5,543

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 40.5 percent for the year ended December 31, 2005, is primarily due to state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from depreciation, deferred compensation, bad debt expense and legal reserves.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2005, the Company had net capital of $21,367,000, which was $21,117,000 in excess of the amount required. The Company had no debit items at December 31, 2005.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

10. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

During the year ended December 31, 2005, the Company accrued $7,500,000 for potential losses arising from regulatory assessments and material litigation cases outstanding at year end.

Deferred Compensation

The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

Leases

At December 31, 2005, the Company has office lease commitments, principally under joint and several obligations with affiliates. The leases are classified as operating leases and expire in January 2007.

The Company's rent expense for the year ended December 31, 2005, aggregated approximately $2,881,000 and the Company's allocated obligation for the remaining non-cancelable life of the lease through January 2007 is approximately $1,500,000.

Other

On March 16, 2002, the Company entered into an agreement with a third party for the transfer of certain representatives, rights, information and other assets to the Company. In exchange for the transfer, the Company and the third party entered into a loan agreement, whereby the Company advanced $836,000 to the third party as a forgivable loan to be forgiven based on the achievement of certain production levels by the representatives during the 3 year period from April 1, 2002 through March 31, 2005. Should the targeted production levels not be met, certain amounts of the loan would not be forgiven based on the current terms of the agreement. In addition, the agreement obligates the Company to fund an additional forgivable loan on the third anniversary date of the agreement, which will be subject to certain production levels of the representatives during the subsequent 18 month period. The amount of the additional loan is based on the production of the representatives during the 3 year period from April 1, 2002 through March 31, 2005. However, as a result of receivable offsets, no payment was required during the year ended December 31, 2005. As of December 31, 2005, the Company has no obligation to make further advances under the terms of the agreement.

On November 26, 2002, the Company entered into an agreement with a third party for the transfer of certain representatives, rights, information and other assets to the Company. The consideration paid by the Company will consist of certain payments upon closing plus a series of potential additional cash payments. The Company paid approximately $812,000 on the closing date of December 31, 2002, which included approximately $376,000 for insurance coverage, plus a payment of $250,000 during the year ended December 31, 2003. The next cash payment was to be paid on March 31, 2005 based on a percentage of the 12 month qualifying revenue in year 2, less a holdback, not to exceed $2.5 million. The amount paid, net of the holdback was approximately $229,000 and was paid in July 2005. The final cash payment is based on a percentage of the 12 month additional qualifying revenue, not to exceed $900,000, and is payable on February 28, 2006. The holdback payment will be paid out over a period of five years beginning on the one year anniversary of the closing date.

END